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                                                                     EXHIBIT 12

                               TECO ENERGY, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


  NINE MONTHS     TWELVE MONTHS                        YEAR ENDED DECEMBER 31,
    ENDED             ENDED         ----------------------------------------------------------
SEPT. 30, 2000   SEPT. 30, 2000       1999          1998          1997        1996       1995
--------------   --------------     --------      --------      --------      -----      -----

      2.77x         2.73 x (1)      3.25x(2)      3.67x(3)      3.77x(4)      3.72x      3.50x


         For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of a non-recurring pretax charge totaling $3.5 million recorded in the fourth quarter of 1999 at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earning to fixed charges would have been 2.76x for the twelve-months ended Sept. 30, 2000.

(2) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy described in
     (1) above. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended Dec. 31, 1999.

(3) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.

(4) Includes a $2.6-million pretax charge for all costs associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.



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